Exhibit – Filing Fee Table
Table 1: Transaction Value
	Transaction Value	Fee Rate (Per million)	Amount of Filing Fee
Fees to Be Paid	$33,000,000(a)	$92.70	$3,059.10
Fees Previously Paid	$0		$0
Total Transaction Valuation	$33,000,000
Total Fees Due for Filing			$3,059.10
Total fees Previously Paid			$0
Total Fee Offsets			$0
Net Fees Due			$3,059.10

(a)Calculated as the aggregate maximum purchase price for limited liability company interests.